Advanced Emissions Solutions Announces Results of Tender Offer

HIGHLANDS RANCH, Colorado - June 13, 2017 – Advanced Emissions Solutions, Inc. (the "Company") (NASDAQ: ADES) today announced the final results of its previously announced modified Dutch Auction tender offer which expired at 5:00 P.M., New York City Time, on June 6, 2017.
Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer, a total of 2,858,425 shares of common stock were validly tendered and not withdrawn, at the final purchase price of $9.40 per share, including 108,126 shares that were tendered through notice of guaranteed delivery.
Because the tender offer was oversubscribed, the Company purchased a prorated portion of the shares properly tendered by each tendering stockholder (other than “odd lot” holders whose shares will be purchased on a priority basis) at the final per share purchase price.
Accordingly, the Company acquired 1,370,891 shares of its common stock at a price of $9.40 per share, for a total cost of approximately $12.9 million, excluding fees and other expenses related to the tender offer. These shares represent approximately 6.2% of the Company's outstanding shares prior to the tender offer. The shares of common stock accepted for purchase include the 925,000 shares the Company initially offered to purchase and 445,891 additional shares that the Company elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock.
After accounting for the effect of odd lot priority on the proration factor and the final number of tendered shares which satisfied guaranteed delivery procedures, the Depositary has informed the Company that the proration factor for the tender offer was approximately 46.8% of the shares of common stock validly tendered at the price of $9.40 and not validly withdrawn based on the total number of shares reported to be tendered at $9.40 and not withdrawn prior to the expiration of the tender offer.
The Depositary has issued payment for the shares validly tendered and accepted under the tender offer. After giving effect to the purchase of the shares, the Company will have outstanding approximately 20.8 million shares of common stock.
The Company’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 8, 2017 and as amended May 18, 2017, in which the Company offered to purchase for cash up to 925,000 shares of its common stock, par value of $0.001 per share, at a price per share of not less than $9.40 nor greater than $10.80.
Important Notice
Investor questions concerning the tender offer may be directed to Georgeson LLC, the Information Agent for the offer at (866) 628-6024.

About the Company
Advanced Emissions Solutions, Inc., through our subsidiaries and joint ventures, is a leader in emissions control technologies and associated equipment, chemicals and services to customers in the coal-fired power generation industry. Our proprietary environmental technologies and specialty chemicals enable our customers to enhance existing air pollution control equipment, minimize mercury, acid gases, and other emissions, maximize capacity, and improve operating efficiency to meet the challenges of existing and pending emission control regulations.

About Advanced Emissions Solutions, Inc.
Advanced Emissions Solutions, Inc. serves as the holding entity for a family of companies that provide emissions solutions to customers in the power generation and other industries.

ADA-ES, Inc. (“ADA”) is a wholly-owned subsidiary of Advanced Emissions Solutions, Inc. (“ADES”) that provides emissions control solutions for coal-fired power generation and industrial boiler industries. With more than 25 years of experience developing advanced mercury control solutions, ADA delivers proprietary environmental technologies, equipment and specialty chemicals that enable coal-fueled boilers to meet emissions regulations. These solutions enhance existing air pollution control equipment, maximizing capacity and improving operating efficiencies. Our track record includes securing more than 30 US patents for emissions control technology and systems and selling the most activated carbon injection systems for power plant mercury control in North America. For more information on ADA, and its products and services, visit www.adaes.com.

Tinuum Group, LLC is a 42.5% owned joint venture by ADA that provides ADA’s patented Refined Coal CyClean™ technology to enhance combustion of and reduce emissions of NOx and mercury from coal in cyclone boilers and ADA’s patented M-45™ and patent pending M-45-PC™ technologies for Circulating Fluidized boilers and Pulverized Coal boilers respectively. www.tinuumgroup.com

Source: Advanced Emissions Solutions, Inc.
Investor Contact:
Alpha IR Group
Chris Hodges or Ryan Coleman
312-445-2870
ADES@alpha-ir.com

3